THE MAXUS FUNDS



Dear Shareholder:

Against the backdrop of increasing corporate profits and declining interest rates, 1997 marked the third year in a row of superior returns in the financial markets. The broad based Russell 3000 index of domestic equities gained 31.68% while the Ryan Government Bond Index produced a total return of 9.43%.

With market conditions that favorable, The Maxus Equity Fund was able to advance 28.16% for 1997 in spite of my cautionary attitude during most of the year. The relative valuation and asset allocation approach used by Maxus Equity produced a portfolio with a relatively low correlation to market declines, while the overall value style uncovered equities with superior returns. According to Lipper Analytical Services, The Maxus Equity Fund ranked 12th in 1997 out of 196 mutual funds with similar characteristics.

The Maxus Income Fund, while receiving fewer accolades during 1997, had one of its best years ever relative to other income funds with high quality, balanced portfolios. For the year ending December 31, 1997, The Maxus Income Fund produced a total return of 11.47%. Because of the hybrid nature of the portfolio (high quality debt securities are held through conduits such as closed-end funds and preferred shares), rating services such as Morningstar have the Maxus Income Fund incorrectly categorized as an equity fund, in spite of the fact that it has had virtually no recognizable correlation to the equity markets. Moreover, as an important part of its overall performance, while the major advance in bond prices came in longer duration securities (those with more risk when interest rate rise), The Maxus Income Fund produced a very low correlation to long duration bonds during periods of rising interest rates, i.e. bond market declines.

The environment was tougher for The Maxus Laureate Fund, managed by Alan Miller, which allocates its portfolio among the global equity markets. For all of 1997 Maxus Laureate produced a total return of 5.49%, and earned a four star ranking by Morningstar for the one-year period ending December 31.

We continued to maintain our caution as we entered 1998. In spite of market enthusiasm, it appears to me that the growth in corporate profitability, at best, will lose momentum. Should profit margins come under pressure as production costs increase and pricing power continues to erode, the financial markets in 1998 will produce a much tougher environment in which to excel.

But we intend to do just that - offer our clients the best investment products and superior performance. On February 1, The Maxus family of mutual funds became larger. On that date, we introduced The Maxus Ohio Heartland Fund, managed by Denis Amato, which will focus on investments in small to mid-capitalization companies based in Ohio. Also on February 1, the Maxus Aggressive Value Fund became a reality. This Fund, which I manage, will seek out investments in very small companies (under $200 million in market capitalization) using a disciplined value style.

As Maxus Fund shareholders, I want to reiterate our commitment to providing you with the highest possible level of investor service. In doing so, I would like to encourage you to talk with your personal financial advisor or a Maxus Financial Advisor about how any one or combination of our Funds may be able to help secure your financial future.


Richard A Barone

MAXUS LAUREATE FUND
                                                         SCHEDULE OF INVESTMENTS
                                                               DECEMBER 31, 1997
--------------------------------------------------------------------------------
Shares/Principal Amount                           Cost    Market Value    % of
                                                                          Assets
--------------------------------------------------------------------------------
 AGGRESSIVE GROWTH
     31,669     Rydex Nova Fund                  800,050     789,514      23.25%

 GROWTH
     29,302     Rydex OTC Fund                   663,875     655,186
     34,513     Masters' Select Equity Fund      400,025     408,628
                                               ---------    --------
                                               1,063,900   1,063,814      31.33%
 SMALL CAP GROWTH / VALUE
        137     Heartland Value Fund               3,957       4,646
        143     Mutual Series Discovery Fund       2,604       2,698
         71     Oakmark Small Cap Fund             1,365       1,375
        417     Turner Small Cap Equity Fund      10,025      10,263
                                                  ------      ------
                                                  17,951      18,982       0.56%
 GROWTH & INCOME
        274     Mutual Series Qualified            5,025       4,989
        239     Mutual Series Shares Fund          5,025       5,088
                                                  ------      ------
                                                  10,050      10,077       0.30%
 INTERNATIONAL STOCK
        232     Mutual Series European Fund        2,456       2,929       0.08%

 SPECIALTY/SECTOR
     27,443     Cohen & Steers Realty Shrs Fd    400,025     407,719      12.01%

 WORLD FUND
     10,672     Montgomery Select 50 Fund        200,025     200,960       5.92%

 INCOME
      6,530     Benham Target Maturities
                  Trust 2020                     200,025     201,893
     23,861     Benham Target Maturities
                  Trust 2025                     600,050     609,403
        0.3     Warburg Pincus Fixed Income            3           3
                                                 -------     -------
                                                 800,078     811,299      23.90%

                Star Bank Treasury               127,587     127,587       3.76%

                Total Investments              3,422,122   3,432,881     101.11%

                Other Assets Less Liabilities                (37,636)    (1.11)%

                Net Assets - Equivalent to
                $10.38 per share on 327,019
                shares of capital stock outstanding        3,395,245     100.00%

    The accompanying notes are an integral part of the financial statements.

MAXUS LAUREATE FUND

                                               STATEMENT OF ASSETS & LIABILITIES
                                                               DECEMBER 31, 1997
Assets:
  Investment Securities at Market Value
   (Identified Cost - $3,422,122)                                    $3,432,881
  Cash                                                                    4,043
  Receivables:
     Dividends and Interest                                               3,161
  Other Assets                                                            1,148
                                                                     -----------
       Total Assets                                                  $3,441,233
Liabilities
  Payables:
     Investment Securities Purchased                                          0
     Shareholder Distributions                                           13,837
     Accrued Expenses                                                    30,545
     Other                                                                1,606
                                                                     -----------
       Total Liabilities                                                $45,988
Net Assets                                                           $3,395,245
Net Assets Consist of:
  Capital Paid In                                                    $3,403,284
  Undistributed Net Investment Income                                        98
  Accumulated Realized Gain (Loss) on Investments - Net                 (18,896)
  Unrealized Appreciation in Value
    of Investments Based on Identified Cost - Net                        10,759
                                                                     -----------
Net Assets, for 327,019 Shares Outstanding                           $3,395,245
Net Asset Value and Redemption Price
  Per Share ($3,395,245/327,019 shares)                                  $10.38
Offering Price Per Share                                                 $10.38

                                                         STATEMENT OF OPERATIONS
                                                               DECEMBER 31, 1997

Investment Income:
   Dividends                                                           $230,800
   Interest                                                              16,727
                                                                       ---------
      Total Investment Income                                          $247,527
Expenses:
   Accounting and Pricing                                                21,368
   Amortization of Organization Expense                                   5,634
   Audit                                                                  6,476
   Custody                                                                1,748
   Distribution Plan Expenses                                            18,308
   Legal                                                                  6,007
   Management Fees (Note 2)                                              14,360
   Registration                                                           6,203
   Trustee Fees (Note 3)                                                  1,500
   Insurance                                                              2,206
   Printing & Miscellaneous                                               8,446
                                                                       ---------
      Total Expenses                                                     92,256
Net Investment Income (Loss)                                            155,271
Realized and Unrealized Gain (Loss) on Investments:
   Realized Gain (Loss) on Investments                                   10,219
   Distribution of Realized Capital Gains from
      other Investment Companies                                        145,993
   Unrealized Gain (Loss) from Appreciation
     (Depreciation) on Investments                                      (95,242)
                                                                       ---------
Net Realized and Unrealized Gain (Loss) on Investments                  $60,970

Net Increase (Decrease) in Net Assets from Operations                  $216,241
                                                                       =========


    The accompanying notes are an integral part of the financial statements.

MAXUS LAUREATE FUND
                                              STATEMENT OF CHANGES IN NET ASSETS
--------------------------------------------------------------------------------
                                                         01/01/97       01/01/96
                                                            to             to
                                                         12/31/97       12/31/96
--------------------------------------------------------------------------------
From Operations:
   Net Investment Income (Loss)                           155,271      $(15,196)
   Net Realized Gain (Loss) on Investments                156,212       304,352
   Net Unrealized Appreciation (Depreciation)             (95,242)      113,913
                                                          --------      --------
   Increase (Decrease) in Net Assets from Operations      216,241       403,069
From Distributions to Shareholders
   Net Investment Income (Loss)                          (155,173)            0
   Net Realized Gain (Loss) from Security Transactions   (156,184)     (289,117)
                                                         ---------     ---------
   Net  Increase (Decrease) from Distributions           (311,357)     (289,117)
From Capital Share Transactions:
   Proceeds From Sale of 155,832 Shares                 1,753,927     1,869,913
   Net Asset Value of 28,121 shares issued
    on Reinvestment of Dividends                          293,207       217,705
   Cost of 148,601 Shares Redeemed                     (1,712,497)     (555,837)
                                                       -----------     ---------
                                                          334,637     1,531,781
Net Increase (Decrease) in Net Assets                     239,521     1,645,733
Net Assets at  Beginning of Period (including
     undistributed net investment
     income of $0 and $0, respectively)                 3,155,724     1,509,991
Net Assets at End of Period (including
     undistributed net investment income
     of $98 and $0, respectively)                      $3,395,245    $3,155,724

                                                            FINANCIAL HIGHLIGHTS

Selected data for a share of common stock outstanding throughout the period:

----------------------------------------------------------------------------------------------------
                                            01/01/97    01/01/96    01/01/95    01/01/94    01/01/93
                                               to          to          to          to          to
                                            12/31/97    12/31/96    12/31/95    12/31/94    12/31/93
----------------------------------------------------------------------------------------------------
Net Asset Value -
     Beginning of Period                    $10.82       $9.82       $9.62       $9.96      $10.00
Net Investment Income                         0.52       (0.08)      (0.19)      (0.08)      (0.07)
Net Gains or (Losses) on Securities
     (realized and unrealized)                0.07        2.14        1.57       (0.26)       1.16
                                              ----        ----        ----       ------       ----
Total from Investment Operations              0.59        2.06        1.38       (0.34)       1.09

Dividends (from net investment income)       (0.52)       0.00        0.00        0.00        0.00
Distributions (from capital gains)           (0.51)      (1.06)      (1.18)       0.00       (1.13)
Return of Capital                             0.00        0.00        0.00        0.00        0.00
                                              ----        ----        ----        ----        ----
     Total Distributions                     (1.03)      (1.06)      (1.18)       0.00       (1.13)

Net Asset Value End of Period               $10.38      $10.82       $9.82       $9.62       $9.96
Total Return                                  5.49%      21.03%      14.41%      (3.41)%      8.62%
Ratios/Supplemental Data Net Assets -
     End of Period (Thousands)               3,395       3,156       1,510       1,998       2,114
Ratio of Expenses to Average Net Assets      2.49%        3.92%       3.85%       3.60%       2.42%
Ratio of Net Income to Average Net Assets    4.19%       (0.73)%     (1.69)%     (0.87)%     (0.66)%
Portfolio Turnover Rate                      1511%        1267%       1377%        469%        152%
Average commission per share             $0.00137     $0.00193
       * Weighted average used

    The accompanying notes are an integral part of the financial statements.

MAXUS LAUREATE FUND
                                                   NOTES TO FINANCIAL STATEMENTS
                                                               DECEMBER 31, 1997



  1.)SIGNIFICANT ACCOUNTING POLICIES
     The Fund is a diversified, open-end management investment company, organized as a Trust under the laws of the State of Ohio by a Declaration of Trust dated February 10, 1993. The Fund has an investment objective of achieving a high total return, a combination of capital appreciation and income, consistent with reasonable risk. This fund pursues its objective by investing exclusively in shares of other open-end registered investment companies, commonly called mutual funds.
     Significant accounting policies of the Fund are presented below:

     SECURITY VALUATION:
     The Fund intends to invest exclusively in other open-end management investment companies (mutual funds). The investments in mutual funds are carried at market value. The market quotation used for mutual funds is the net asset value on the date on which the valuation is made.

     SECURITY TRANSACTION TIMING:
     Security transactions are recorded on the dates transactions are entered into (the trade dates). Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income is recorded as earned. The fund uses the identified cost basis in computing gain or loss on sale of investment securities. Discounts and premiums on securities purchased are amortized over the life of the respective securities.

     INCOME TAXES:
     It is the Fund's policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Service. This Internal Revenue Service requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Fund's policy to distribute annually, after the end of the calendar year, any remaining net investment income and net realized capital gains.

     ESTIMATES:
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


  2.)INVESTMENT ADVISORY AGREEMENT
     The Fund has entered into an investment advisory and administration agreement with Maxus Asset Management Inc, a wholly owned subsidiary of Resource Management Inc. The Investment Advisor receives from the Fund as compensation for its services to the Fund an annual fee of 1% on the first $150,000,000 of the Fund's net assets, and 0.75% of the Fund's net assets in excess of $150,000,000.


  3.)RELATED PARTY TRANSACTIONS
     Resource Management, Inc. has three wholly owned subsidiaries which provide services to the Fund. These subsidiaries are Maxus Asset Management Inc, Maxus Securities Corp, and Maxus Information Systems Inc. Maxus Asset Management was paid $14,360 in investment advisory fees during the twelve months ended December 31, 1997. Maxus Securities, who served as the national distributor of the Fund's shares, was reimbursed $18,308 for distribution expenses. Maxus Information Systems, who provides accounting and shareholder services, received fees totaling $21,368 for services rendered to the Fund for the twelve months ended December 31, 1997. Maxus Securities is a registered broker-dealer. Maxus Securities effected substantially all of the investment portfolio transactions for the Fund. The fees collected by Maxus Securities represent transaction charges imposed by the custodian. Maxus Securities pays these charges to the custodian without a mark-up. At December 31, 1997, Maxus Securities Corp owned 10,000 shares in the Fund. Certain officers and/or trustees of the Fund are officers and/or directors of the Investment Advisor and Administrator. Each director who is not an "affiliated person" receives an attendance fee of $100 per meeting.

  4.)CAPITAL STOCK AND DISTRIBUTION
     At December 31, 1997 an indefinite number of shares of capital stock ($.10 par value) were authorized, and paid-in capital amounted to $3,403,284. Transactions in common stock were as follows:

Shares sold                                                             155,832
Shares issued to shareholders in reinvestment of dividends               28,121
                                                                        --------
                                                                        183,953
Shares redeemed                                                        (148,601)
                                                                        --------
Net Increase (Decrease)                                                  35,352
Shares Outstanding:
     Beginning of Period                                                291,667
                                                                        --------
     End of Period                                                      327,019
                                                                        ========

     Distributions to shareholders are recorded on the ex-dividend date. Payments in excess of net investment income or of accumulated net realized gains reported in the financial statements are due primarily to book/tax differences. Payments due to permanent differences have been charged to paid in capital. Payments due to temporary differences have been charged to distributions in excess of net investment income or realized gains.


  5.)ORGANIZATION COSTS
     Organization costs are being amortized on a straight line basis over a five year period.


  6.)PURCHASES AND SALES OF SECURITIES
     During the twelve months ended December 31, 1997 purchases and sales of investment securities other than U.S. Government obligations and short-term investments aggregated $56,055,293 and $55,978,025 respectively.


  7.)FINANCIAL INSTRUMENTS DISCLOSURE
     There are no reportable financial instruments which have any off-balance sheet risk as of December 31, 1997.


  8.)SECURITY TRANSACTIONS
     For Federal income tax purposes, the cost of investments owned at December 31, 1997 was the same as identified cost. At December 31, 1997, the composition of unrealized appreciation (the excess of value over tax cost) and depreciation (the excess of tax cost over value) was as follows:

         Appreciation        (Depreciation)      Net Appreciation (Depreciation)
            55,307               (44,548)                    10,759

                       INDEPENDENT AUDITOR'S REPORT


To The Shareholders and
Board of Directors:
Maxus Laureate Fund

We have audited the accompanying statement of assets and liabilities of Maxus Laureate Fund, including the schedule of portfolio investments, as of December 31, 1997, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the periods then ended, and financial highlights for each of the four years in the periods then ended and for the period from May 1, 1993 (commencement of operations) to December 31, 1993. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments and cash held by the custodian as of December 31, 1997, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Maxus Laureate Fund as of December 31, 1997, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the periods then ended, and the financial highlights for each of the four years in the periods then ended and for the period from May 1, 1993 to December 31, 1993, in conformity with generally accepted accounting principles.


McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 21, 1998

                                 THE MAXUS FUNDS
             1301 East Ninth Street, Suite 3600, Cleveland, OH 44114
                                 (216) 687-1000

                               INVESTMENT ADVISOR
                           Maxus Asset Management Inc
                             1301 East Ninth Street
                              Cleveland, Ohio 44114

                                BOARD OF TRUSTEES
                                 Denis J. Amato
                                Richard A. Barone
                                Burton D. Morgan
                                Michael A. Rossi
                                  Jerry Murphy

                                    OFFICERS
                           Richard A. Barone, Chairman
                        Robert J. Conrad, Vice-President
                           Robert W. Curtin, Secretary

                                    CUSTODIAN
                                Star Bank, N. A.
                                425 Walnut Street
                                 P. O. Box 1118
                           Cincinnati, Ohio 45201-1118

                                 TRANSFER AGENT
                          Maxus Information Systems Inc
                             1301 East Ninth Street
                              Cleveland, Ohio 44114

                                   DISTRIBUTOR
                              Maxus Securities Corp
                             1301 East Ninth Street
                              Cleveland, Ohio 44114

                                  LEGAL COUNSEL
                     Benesch, Friedlander, Coplan & Aronoff
                            2300 BP America Building
                                200 Public Square
                           Cleveland, Ohio 44114-2378

                                     AUDITOR
                         McCurdy & Associates CPA's Inc
                               27955 Clemens Road
                              Westlake, Ohio 44145